Mail Stop 3561

      February 8, 2006

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C.  V4A 9N3

      Re:	Dynamic Alert Limited
              	Amendment No. 5 to Registration Statement on
              	Form SB-2
              	Filed January 10, 2006
      File No.  333-119566

Dear Ms. Reich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please reconcile the closing date of the offering on the cover page with the disclosure on page 11 that "[w]e will keep the offering open until we sell all of the shares registered, or April 30, 2006, which ever occurs first."






Prospectus Summary

The Company

2. The information in the summary section should be brief and concise, with the more detailed discussion set forth elsewhere in the prospectus. See Item 503(a) of Regulation S-B. Please revise to provide only brief information here and reserve the additional information for later on, under an appropriate heading(s). It appears that most of the information could be provided in the plan of operation section.

Risk Factors, page 6

3. We note the statement in risk factor one that "[w]e may require additional financing in addition to the funds we hope to raise from the sale of shares offered under this prospectus in order to commence our operations." (emphasis added). Please reconcile this statement with the disclosure in the summary on page 4 that "[s]hould we be able to raise at least $9,000 form this offering, we would be able to begin operations." (emphasis added).

4. Please revise risk factor six to include, if true, the fact that since there is no minimum, investors will not be able to receive back their money if all the funds are not raised in the offering and that such funds may be used by the company upon receipt.

Item 4. Use of Proceeds, page 7

5. Referring to the cost category "Insurance and Bonding," it would appear that for this type of work, bonding of all of the personnel that will be providing the security services would be necessary, and not "may be required." Also, please indicate whether or not each of these individuals will have a background check. Please revise your disclosure accordingly.

6. It would appear that the category "Marketing and Travel" should include costs for advertising in the Yellow Pages and also any costs associated with joining local business and travel associations.
Please revise accordingly.

Item 15.  Organization Within Last Five Years, page 15

7. Please remove the cross-reference and instead, provide the disclosure required by Item 101(a) of Regulation S-B as requested previously in our comment 19 in the November 21, 2005 letter. You may want to combine this section with the "Business Development" subsection.

Item 16. Description of Business, page 15

Principal Products and Services, page 15

8. We note the disclosure that "Dynamic has not yet secured product suppliers." Please describe in detail the efforts that the company has undertaken to secure the products suppliers, including research and negotiations. It may be helpful to explain whether the company has been assured from any suppliers that the company will be able purchase at a discount the products it intends to sell. If applicable, please discuss the potential markups and how the company will be able to sell or market such products.

The Market, page 16

9. In the example that you provide, a person training for a marathon, please clarify what the "safety lighting" would be. Also, in "option one" why would a person necessarily obtain "a personal alarm, safety lighting, and/or a choice of dog repellants" from your company when these products can probably be obtained at many retail stores? Please explain.

10. Further, in option two, you state that "security personnel
....would run... along with the client to provide visual security."
As previously requested, please clarify whether or not Mr. Hawkins or other company management is able to perform this service themselves, or whether the company would have to sub-contract for this.

Distribution, page 17

11. Please discuss how the company will market its website. For example, will the company advertise on the internet? Please explain.
If applicable, please include such costs in the use of proceeds and/or plan of operations.

Governmental Controls and Approvals, page 18

12. Please affirmatively state, if true, that the officers or employees of the company will not have to obtain any governmental approval to provide personal security for customers.







Plan of Operation, page 19

13. We refer to your initial statement in paragraph two, that "[w]e are in the process of establishing a business, which provides customers with experienced, diligent security professionals who will provide ..." (emphasis added). It appears that the company`s officers and directors do not have direct experience in operating a personal security business. Please revise accordingly.

14. Please disclose whether the company has entered into any agreements with a company to build the company`s website.

15. We note in the fourth paragraph following the table, "we plan to distribute all orders from our warehouse/office location." Under the section "Facilities" on page 18 and "Description of Property," page
23, the disclosure states that the company will use the home of the company`s president "for the foreseeable future." Please disclose plans regarding obtaining a warehouse if applicable or revise.

Expenditures, page 22

16. Please include the amount of cash on hand as of the most recent practicable date.

Item 19. Certain Relationships and Related Transactions, page 24

17. We note the statement that "[t]here are no promoters being used in relation to this offering." Please revise or advise in light of the definition of promoter in Rule 405 of Regulation C.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact David Burton at (202) 551-3626 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds

Assistant Director


cc:   W. Scott Lawler, Esq.
         (403) 272-3620 via fax












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